EXHIBIT (d)(2)(F)

Expanded "Free" Withdrawal Rider

EXPANDED FREE PARTIAL WITHDRAWAL

benefits

According to the Policy Specifications, all withdrawals under the policy are subject to a withdrawal charge. This rider provides access to a specified amount of funds free of withdrawal charges when such charges would otherwise apply.

Under this rider, the Owner may withdraw up to the greater of a percentage of the policy value, minus prior "free" withdrawals taken, or earnings without being subject to a withdrawal charge. Earnings are defined as the excess of the policy value over the net of premiums paid, less any previous withdrawals of premium. The percentage is determined at the time of withdrawal.

Policy Year	Percentage
1	15%
2	30%
3+	45%

Earnings are withdrawn prior to any premiums, and any premiums withdrawn will be on a "first-in, first-out" (FIFO) basis.

charge

A percentage of the policy value will be deducted from the policy value on the same date in each succeeding month as the Policy date, and will continue for the life of the policy. Whenever this date falls on a date other than a Business Day, the charge will be deducted on the next Business Day. This charge is noted in the Policy Specifications.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

FPW 4902

Expanded Free Partial Withdrawal Rider FPW 4902

Monthly Charge .0167%* of the policy value

* Equivalent to an annual rate of .20% of the policy value, deduced at issue on each monthly activity date. The annual rate will not exceed .40%.